UNITED STATES                   OMB APPROVAL
    SECURITIES AND EXCHANGE COMMISSION        OMB Number:  3235-0058
         WASHINGTON, D.C. 20549               Expires:    May 31, 1997
                                              Estimated average burden hours
              FORM 12B-25                     per response...2.50

     NOTIFICATION OF LATE FILING
                                                             SEC FILE NUMBER

 (Check One):  [  ]Form 10-K  [  ]Form 20-F  [x]Form 11-K     CUSIP NUMBER
               [  ]Form 10-Q  [  ]Form N-SA

           For Period Ended:  December 31, 1997
           [  ] Transition Report on Form 10-K
           [  ] Transition Report on Form 20-F
           [X ] Transition Report on Form 11-K
           [  ] Transition Report on Form 10-Q
           [  ] Transition Report on Form 10-K

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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 PART I   REGISTRANT INFORMATION
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 Full Name of Registrant

 Sunbeam Corporation
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 Former Name if Applicable

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 Address of Principal Executive Officer (Street Number)

 1615 South Congress Avenue, Suite 200, Delray Beach, Florida 33445
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 City, State and Zip Code


 PART II   RULES 12B-25(B) AND (C)

 If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part II of this form could not be eliminated without unreasonable effort or expense;
 [x] (b) The subject annual report, semi-annual report, transition on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 1b-25(c) has been attached if applicable.


 PART III   NARRATIVE

 STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 20-F, 11-K 10-Q, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.
 The Form 11-K could not be filed within the prescribed time period due to the large managerial turnover which Sunbeam Corporation has been experiencing.


 PART IV   OTHER INFORMATION

 (1)  Name and telephone number of person to contact in regard to this notification
      Janet Kelley             561               243-2100
      (Name)                   (Area Code)       (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                              [x]Yes  [  ] No
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  (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [  ]Yes  [x] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                             Sunbeam Corporation
                (Name of Registrant as Specific in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date  June 29, 1998                         By /s/ Janet Kelley
       ---------------------------              -------------------------
                                                Name: Janet Kelley
                                                Title: Vice President

 INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                 ATTENTION

 INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

 1. This form is required by Rule 12b-25 (17 CFR 240.12b-250 of the General Rules and Regulations under the Securities Exchange Act of 1934.
 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington , D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
 4. Amendments to the notification must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section232.201 or section232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulations S-T (section232.13(b) of this chapter).